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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Alliance Semiconductor Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01877H100

(CUSIP Number)

Bryant Riley
11100 Santa Monica Blvd
Suite 800
Los Angeles, CA 90025
(310) 966-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 01877H100			Page 1 of 5 Pages

1.	Name of Reporting Person: Bryant R. Riley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,465,752

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,465,752

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,465,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 01877H100			Page 2 of 5 Pages

1.	Name of Reporting Person: SACC Partners LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,055,022

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,055,022

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,465,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 01877H100			Page 3 of 5 Pages

1.	Name of Reporting Person: Riley Investment Management LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,055,022

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,055,022

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,465,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 01877H100	13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.
This item as originally filed is amended to add the following language: The Reporting Persons and each member of their slate of director nominees entered into a Settlement Agreement with Alliance Semiconductor Corporation and each member of its slate of director nominees on October 17, 2005. The Settlement Agreement is attached as Exhibit B. Pursuant to that Agreement the nominees of the Reporting Person are to become directors of the Issuer.

Item 5. Interest in Securities of the Issuer.
(a)	SACC owns 2,055,022 shares of Alliance Semiconductor’s common stock. Because RIM has sole voting and investment power over SACC’s security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM’s voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 2,055,022 shares held by SACC, representing approximately 5.8% of Alliance Semiconductor’s outstanding stock.
     BRC owns 337,537 shares of Alliance Semiconductor’s common stock. Because Mr. Riley has sole voting and investment power over BRC’s security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 337,537 shares of Alliance Semiconductor’s common stock, representing approximately 0.95% of Alliance Semiconductor’s outstanding stock.
     BRCH owns 100 shares of Alliance Semiconductor’s common stock. Because Mr. Riley has sole voting and investment power of BRCH’s security holdings, both BRCH and Mr. Riley may be deemed to have beneficial ownership of the 100 of Alliance Semiconductor’s common stock, representing approximately 0.0% of Alliance Semiconductor’s common stock.
     BRCRT owns 73,000 shares of Alliance Semiconductor’s common stock. Because Mr. Riley has voting and investment power over BRCRT’s security holdings, both BRCRT and Mr. Riley may be deemed to have beneficial ownership of the 73,000 shares of Alliance Semiconductor’s common stock, representing approximately 0.2% of Alliance Semiconductor’s outstanding stock.
     To summarize, Mr. Riley may be deemed to beneficially own a total of 2,465,752 shares of Alliance Semiconductor common stock (approximately 6.9%) through his relationships with SACC, RIM, BRC, BRCH and BRCRT.
     Mr. Riley, as part of the Settlement Agreement described above and attached to this Amendment as Exhibit B, agreed with C. N. Reddy and N. Damodar Reddy that all shares that any of them control will be voted to elect a slate of seven directors at annual meetings of the Issuer prior to August 31, 2006. By reason of this agreement Mr. Riley may be deemed to share voting control of the shares owned by each of C. N. Reddy and N. Damodar Reddy, and they may be deemed to share voting control of the

Page 5 of 5 Pages
shares he controls. Mr. Riley disclaims beneficial ownership of the shares owned by C. N. Reddy (4,240,350, based on his Schedule 13D filing) and N. Damodar Reddy (6,955,350 based on the issuer’s proxy statement dated September 15, 2005) and disclaims the existence of a group. Each of C. N.Reddy, N. Damodar Reddy and Mr. Riley remains free to buy or sell securities of the Issuer without consultation with the others.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On October 17, 2005, in settlement of the proxy contest related to the election of directors at an annual meeting of Alliance Semiconductor Corporation originally scheduled for October 20, 2005, the following parties entered into a Settlement Agreement (the “Settlement Agreement”): B. Riley & Co., Inc., Bryant R. Riley, Alan B. Howe, Bob D’Agnostino, J. Michael Gullard, C. N. Reddy, Alliance Semiconductor Corporation, N. Damodar Reddy, Sanford L. Kane, Gregory E. Barton, Juan A. Benitez and Edward J. McCluskey. Pursuant to the Settlement Agreement, the board of directors of Alliance Semiconductor will be expanded to seven members and will include all of the nominees proposed by B. Riley & Co., Inc. in the recent proxy contest, plus N. Damodar Reddy and Edward J. McCluskey (together, the “New Board”). The following three members of Alliance Semiconductor’s former board resigned as of the effectiveness of the Settlement Agreement: Sanford L. Kane, Gregory E. Barton and Juan A. Benitez. The appointments of Alan B. Howe, Bob D’Agnostino and Edward J. McCluskey will become effective upon Alliance Semiconductor’s compliance with Rule 14f-1 under the Securities Exchange Act of 1934.
The annual meeting scheduled for October 20, 2005 has been canceled and a slate of directors consisting of the New Board will be recommended to stockholders of Alliance Semiconductor for election at a new annual meeting scheduled for December 2, 2005. N. Damodar Reddy, C. N. Reddy, Bryant R. Riley and B. Riley & Co, Inc. each agreed to vote the Alliance shares under their control and the control of their affiliates in favor of nominees approved by the New Board at the December 2nd meeting and at any other stockholder meeting held before August 31, 2006. For a period of one year from the effectiveness of the Settlement Agreement, members of the New Board agreed to take all actions necessary (consistent with fiduciary duties) to ensure that the New Board continue as directors until the 2006 annual meeting of stockholders. In addition, B. Riley & Co., Inc. and each of the individual signatories to the Settlement Agreement agreed not to solicit proxies (except in their capacity as members of the New Board) with respect to a director election or any other proposal or to call a special meeting in their capacity as stockholders. Finally, for a period of one year from the effectiveness of the Settlement Agreement, neither B. Riley & Co, Inc. nor any of the individual signatories to the Settlement Agreement or their affiliates may act in concert with others as part of a 13D group for the purpose of changing the composition of Alliance’s Board.
The above summary does not include all of the terms of the Settlement Agreement, which is attached hereto as Exhibit B and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
Exhibit A — Schedule of transactions since August 18, 2005.
Exhibit B — Settlement Agreement dated October 17, 2005.
Exhibit C — Press Release dated October 17, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2005
SACC PARTNERS LP

By: Riley Investment Management LLC,
General Partner

By: /s/ Bryant R. Riley

Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

By: /s/ Bryant R. Riley

Bryant R. Riley, President

B. RILEY & CO., INC.

By: /s/ Bryant R. Riley

Bryant R. Riley, CEO

B. RILEY AND CO. HOLDINGS, LLC

By: /s/ Bryant R. Riley

Bryant R. Riley, President

B. RILEY & CO., INC. RETIREMENT TRUST

By: /s/ Bryant R. Riley

Bryant R. Riley, Trustee

By: /s/ Bryant R. Riley

Bryant R. Riley
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

	Transaction
	Code	Quantity	Trade Date	Price
SACC	Buy	13,800	9/6/2005	$2.7099

BRC	Buy	900	8/18/2005	$2.5000
	Buy	700	8/18/2005	$2.4900
	Buy	400	8/18/2005	$2.4900
	Buy	100	8/18/2005	$2.4900
	Buy	300	8/18/2005	$2.4800
	Buy	100	8/18/2005	$2.4800
	Buy	100	8/18/2005	$2.4800
	Buy	280	8/18/2005	$2.5000
	Buy	5	8/18/2005	$2.5000
	Buy	100	8/18/2005	$2.5000
	Buy	100	8/18/2005	$2.5000
	Buy	100	8/18/2005	$2.5000
	Buy	400	8/18/2005	$2.5000
	Buy	300	8/18/2005	$2.4900
	Buy	2,500	8/18/2005	$2.4900
	Buy	100	8/18/2005	$2.4900
	Sell	(6,500)	8/18/2005	$2.5100
	Buy	14	8/19/2005	$2.4600
	Sell	(45)	9/7/2005	$2.8500
	Sell	(20)	9/7/2005	$2.7900
	Buy	5	9/8/2005	$2.7833
	Sell	(7)	9/13/2005	$2.8200
	Buy	4,900	9/21/2005	$2.7992
	Sell	(3,000)	9/21/2005	$2.8000
	Sell	(1,800)	9/21/2005	$2.8000
	Sell	(92)	9/21/2005	$2.7700
	Buy	84	9/22/2005	$2.7750
	Sell	(42)	9/26/2005	$2.7682
	Buy	8	9/26/2005	$2.7800
	Buy	60	9/27/2005	$2.7500
	Sell	(60)	9/29/2005	$2.8300
	Sell	(7)	10/12/2005	$3.0300
Note : these trades by B. Riley & Co. reflect marketing activity for clients

Exhibit B
SETTLEMENT AGREEMENT
     SETTLEMENT AGREEMENT, dated as of October 17, 2005 (this “Agreement”), by and among Alliance Semiconductor Corporation, a Delaware corporation (the “Company”), N. Damodar Reddy, Sanford L. Kane, Gregory E. Barton, Juan A. Benitez, Edward J. McCluskey, C.N. Reddy, Bryant R. Riley, Alan B. Howe, Bob D’Agostino, J. Michael Gullard, and B. Riley & Co., Inc., a Delaware corporation.
     WHEREAS, the parties to this Agreement have engaged in a proxy contest (the “Contest”) related to the election of directors at the currently scheduled October 20, 2005 Annual Meeting of Stockholders of the Company (the “Old Annual Meeting”) involving a good faith controversy over issues of corporate policy;
     WHEREAS, the parties to this Agreement believe that the stockholders have benefited from the policy debate generated by the Contest;
     WHEREAS, the New Board (as defined below) will be composed of directors who have voiced differing policy positions during the Contest and whose views have been supported by different groups of stockholders during the course of the Contest;
     WHEREAS, the parties to this Agreement believe that a settlement of the Contest will provide stability to the Company and its customers and employees and allow for orderly and value-maximizing decision-making by the New Board and management concerning the Company’s semiconductor business, the Company’s investment portfolio and the Company’s marketable securities; and
     WHEREAS, a settlement of the Contest also will settle possible disputes and possible litigation relating to the outcome of the Old Annual Meeting;
     NOW, THEREFORE, in consideration of the mutual representations and warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
ARTICLE I AGREEMENTS AS TO BOARD COMPOSITION
     Section 1.01 The following individuals (the “New Nominees”) shall be appointed to the Board of Directors of the Company (the “Board”), which shall be expanded to seven members, as of the execution and delivery of this Agreement by all signatories (the “Effective Time”): Bryant R. Riley, Alan B. Howe, Bob D’Agostino, and J. Michael Gullard; provided, however, that the appointments of Alan B .Howe and Bob D’Agostino will be delayed and shall become effective automatically upon, but only upon, compliance by the Company with Rule 14f-1 under the Securities Exchange Act of 1934, as amended (“Rule 14f-1”), which the Company shall complete as promptly as possible (with the mailing of the required notice commencing in no event later than October 20, 2005).

     Section 1.02 Concurrently, three individuals currently serving as directors of the Company (Gregory E. Barton, Juan A. Benitez and Sanford L. Kane; collectively, the “Resigning Directors”) shall resign from the Board, effective as of the Effective Time, and Edward J. McCluskey shall be appointed to the Board, which appointment will be delayed and shall become effective automatically upon, but only upon, compliance by the Company with Rule 14f-1.
     Section 1.03 As a result, at the Effective Time the Company’s Board of Directors shall consist of Bryant R. Riley, J. Michael Gullard, C.N. Reddy. and N. Damodar Reddy, and upon the Company’s compliance with Rule 14f-1, the Board (the “New Board”) will consist of the following seven (7) members: the four New Nominees, C.N. Reddy and two other individuals, N. Damodar Reddy and Edward J. McCluskey (the “Continuing Directors”).
     Section 1.04 Concurrently, the Board will act to ensure that, after the Effective Time and upon the Company’s compliance with Rule 14f-1, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are composed of the following individuals: two of the New Nominees and one Continuing Director.
     Section 1.05 Initially, N. Damodar Reddy shall continue to serve as Chairman of the Board. The Company hereby agrees to separate the offices of Chairman of the Board and Chief Executive Officer.
     Section 1.06 Each signatory to this Agreement who will serve as a member of the New Board hereby acknowledges and agrees that no director will participate in Board or Board committee discussions or decisions concerning any company in which both such director and the Company have invested or, with respect to N. Damodar Reddy and C. N. Reddy, with respect to any matter involving Alliance Ventures Management.
ARTICLE II 2005 ANNUAL MEETING OF STOCKHOLDERS
     Section 2.01 The Board acknowledges that it has cancelled the Old Annual Meeting and has set December 2, 2005 as the date of the next annual meeting of stockholders of the Company (the “New Annual Meeting”) and November 1, 2005 as the record date for the New Annual Meeting.
     Section 2.02 The New Board shall nominate and recommend the election of a slate of seven (7) directors for election at the New Annual Meeting, which slate shall consist of the following individuals: the four New Nominees, C.N. Reddy and the two Continuing Directors. The Company proxy statement for the New Annual Meeting shall be in form and substance reasonably acceptable to Bryant R. Riley, and his costs to review and comment thereon shall be reimbursed by the Company if so approved by the New Board.
     Section 2.03 N. Damodar Reddy, C.N. Reddy, Bryant R. Riley and B. Riley & Co., Inc. hereby agree to vote all shares of Company stock under their control and the control of their controlled affiliates in favor of the election of the nominees so approved by the New Board for election at the New Annual Meeting and any other meeting of the stockholders held before August 31, 2006 for the purpose of electing or removing directors.

ARTICLE III ADDITIONAL AGREEMENTS
     Section 3.01 For a period of one year from the Effective Time, the signatories to the Agreement who will serve as members of the New Board hereby agree to take all action necessary, consistent with their fiduciary duties to the Company, to ensure that the four New Nominees, C.N. Reddy and the two Continuing Directors continue as directors until the 2006 annual meeting of stockholders of the Company, which meeting will not be held earlier than August 31, 2006 (the “2006 Annual Meeting”).
     Section 3.02 Until the 2006 Annual Meeting, none of N. Damodar Reddy, C.N. Reddy, Bryant R. Riley, B. Riley & Co., Inc., the Continuing Directors, the Resigning Directors, the New Nominees or their affiliates shall, except in a capacity as members of the New Board, solicit proxies with respect to the election of directors or any other proposal nor shall they attempt, in their capacity as stockholders, to call a special meeting of stockholders for any purpose. The New Board shall be free to convene meetings of stockholders to approve corporate actions or for any other purpose consistent with its duties, but the convening of such a meeting and the solicitation of proxies in connection with such a meeting shall not supersede the provisions of this Section 3.02 or Section 3.01.
     Section 3.03 For a period of one year from the Effective Time, none of N. Damodar Reddy, C.N. Reddy, Bryant R. Riley, B. Riley & Co., Inc., the New Nominees, the Continuing Directors or their affiliates shall act in concert with others as part of a 13D group for the purpose of changing the composition of the Board.
     Section 3.04
     (a) The New Nominees and C.N. Reddy hereby agree for the benefit of the Company and N. Damodar Reddy, the Resigning Directors and Edward J. McCluskey, and each director, officer, stockholder, agent, affiliate, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, of the Company and N. Damodar Reddy, the Resigning Directors and Edward J. McCluskey (the Company, N. Damodar Reddy, the Resigning Directors, Edward J. McCluskey and each such person being a “Company Released Person”) as follows:
          (i) The New Nominees and C.N. Reddy, for themselves and for their members, affiliates, officers, directors, assigns, agents and successors, past and present, hereby agree and confirm that, effective from and after the date of this Agreement, they hereby acknowledge full and complete satisfaction of, and covenant not to sue, and forever fully release and discharge each Company Released Person of, and hold each Company Released Person harmless from, any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses and causes of action of any nature whatsoever, whether known or unknown, suspected or unsuspected, derivative or direct, arising in respect of or in connection with any and all actions taken or omitted from being taken with respect to (a) the Contest and (b) the Old Annual Meeting, including the nomination of director candidates, the solicitation of proxies, all filings made with the Securities and Exchange Commission (the “SEC”), and all other statements and communications made to stockholders or the public

(“Claims”), occurring any time or period of time on or prior to the date of this Agreement (including the future effects of such transactions, occurrences, conditions, acts or omissions).
          (ii) The undersigned understand and agree that the Claims released by the New Nominees and C.N. Reddy above include not only those Claims presently known but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Claims as described above. The New Nominees and C.N. Reddy understand that they may hereafter discover facts different from or in addition to what they now believe to be true, which if known, could have materially affected this Release of Claims, but they nevertheless waive any claims or rights based on different or additional facts. The New Nominees and C.N. Reddy knowingly and voluntarily waive any and all rights or benefits that they may now have, or in the future may have, under the terms of Section 1542 of the California Civil Code, which provides as follows:
“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”
     (b) The Company, N. Damodar Reddy, the Resigning Directors and Edward J. McCluskey (the “Company Releasors”) hereby agree for the benefit of the New Nominees and C.N. Reddy, and each officer, director, stockholder, agent, affiliate, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, thereof (the New Nominees, C.N. Reddy and each such person being a “New Nominees Released Person”) as follows:
          (i) The Company Releasors, for themselves and for their affiliates, officers, directors, assigns, agents and successors, past and present, hereby agree and confirm that, effective from and after the date of this Agreement, they hereby acknowledge full and complete satisfaction of, and covenant not to sue, and forever fully release and discharge each New Nominees Released Person of, and hold each New Nominees Released Person harmless from, any and all Claims of any nature whatsoever, whether known or unknown, suspected or unsuspected, derivative or direct, occurring any time or period of time on or prior to the date of this Agreement (including the future effects of such transactions, occurrences, conditions, acts or omissions).
          (ii) The undersigned understand and agree that the Claims released by the Company Releasors above include not only those Claims presently known but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Claims as described above. The Company Releasors understand that they may hereafter discover facts different from or in addition to what they now believe to be true, which if known, could have materially affected this Release of Claims, but they nevertheless waive any claims or rights based on different or additional facts. The Company Releasors knowingly and voluntarily waive any and all rights or benefits that they may now have, or in the future may have, under the terms of Section 1542 of the California Civil Code, which provides as follows:
“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”
     Section 3.05 For a period of three years from and after the date hereof, each of the Company, the Continuing Directors, the New Nominees and the Resigning Directors, on behalf of themselves and their affiliates, officers, directors, partners, managers, members, and agents with actual authority to speak for the Company, the Continuing Directors, the New Nominees and the Resigning Directors, as the case may be, with regard to the Contest, expressly acknowledges, agrees, and covenants that he, she or it will not make any statements, comments, or communications that are reasonably likely to be considered to be disparaging of or derogatory or detrimental to, the good name or business reputation of one another or any of their respective members, partners, officers, directors, employees or representatives (including statements relating to the circumstances leading up to and including the execution of this Agreement); provided however, this Section does not preclude criticism of prior business practices or decisions provided such criticism does not constitute a personal attack (i.e. criticism shall be couched as a disagreement or a change). Where applicable, this mutual non-disparagement covenant applies to any public or private statements, comments, or communications in any form, whether oral, written, or electronic. Each of the Company, the Continuing Directors, the New Nominees and the Resigning Directors further agrees that he, she or it will not knowingly encourage or solicit any such statements, comments or communications.
     Section 3.06 The signatories to the Agreement hereby acknowledge and agree that as long as they have material non-public information about the Company they will refrain from using it to trade in Company securities and that to the extent that they continue to serve as directors of the Company they owe a fiduciary duty to the Company to refrain from improper disclosure of confidential information.
     Section 3.07 The Company, recognizing that if B. Riley & Co., Inc. were to prevail in the Contest it likely would be entitled under Delaware law to seek reimbursement from the Company for the costs it reasonably incurred in connection with such Contest, shall reimburse B. Riley & Co., Inc. for all out-of-pocket costs actually incurred by B. Riley & Co., Inc. (such as printers, proxy solicitor fees and expenses, California and Delaware counsel and actual out-of-pocket expense for telephone, courier and travel) directly related to its campaign to elect at the Old Annual Meeting the nominees described in its proxy statement filed with the SEC on September 19, 2005; provided, that B. Riley & Co., Inc. provides invoices to support such expenses; and provided further, that reimbursement of such expenses shall not exceed $450,000.
     Section 3.08

     (a) The Company shall to the maximum extent permitted by Delaware law indemnify, defend and hold harmless each signatory to this Agreement (including the Resigning Directors) and their heirs, assigns, executors, administrators, predecessors and successors (individually an “Indemnified Party” and collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, amounts paid in settlement, claims, penalties, damages or liabilities incurred or suffered by any Indemnified Party arising by reason of such Indemnified Party entering into, and performing, or causing the Company to perform, this Agreement, whether civil, criminal, administrative or investigative (including, without limitation, costs of settlement and the advancement of reasonable attorney’s fees and disbursements), which shall be paid, reimbursed or advanced by the Company on a monthly basis prior to the final disposition thereof without the requirement of any bond or other security.
     (b) From and after the Effective Time, the Company shall keep in full force and effect, and comply with the terms and conditions of, any indemnification agreement, as amended, in effect as of the Effective Time between the Company and its directors and officers.
     (c) From and after the Effective Time, the Company shall maintain in effect the provisions in its Certificate of Incorporation and Bylaws providing for indemnification of each present and former director and officer of the Company with respect to facts and circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under the Delaware General Corporation Law, which provisions shall not be amended except as required by applicable law or except to make changes permitted by applicable law that would increase the scope of such person’s indemnification rights thereunder.
     Section 3.09 With respect to the matters contained herein, no party shall issue a press release unless it is mutually approved by Bryant R. Riley and the Company.
     Section 3.10 The New Board shall cause the Company to comply with the terms and conditions of the Agreement.
ARTICLE IV MISCELLANEOUS
     Section 4.01 Article and Section references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to.” This Agreement shall be deemed to have been mutually prepared by the parties hereto and shall not be construed against any of them by reason of authorship.
     Section 4.02 Neither this Agreement nor any of the rights or obligations of any party hereunder shall be assignable without the prior written consent of the other parties hereto, other than as expressly provided herein and assignments by operation of law. This Agreement shall be binding upon the undersigned and their respective successors and permitted assigns. This Agreement contains the entire understanding of the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by all the parties or their respective successors and assigns. If any provision of this Agreement shall be deemed or declared to be unenforceable, invalid or void, the same shall not impair any of the other provisions of this Agreement.
     Section 4.03 All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, Internet electronic mail, air courier guaranteeing overnight delivery or personal delivery to each person at the address provided under his signature or to such other address as the parties may designate in writing. All other communications may be by regular mail. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if telecopied or sent via Internet electronic mail; and upon actual receipt when delivered to a courier guaranteeing overnight delivery.
     Section 4.04 This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California, without reference to the conflict of laws principles thereof, and each of the parties hereto agree that any action or proceeding relating to or arising out of this Agreement shall be adjudicated in the courts of California.
     Section 4.05 This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.
     Section 4.06 Each signatory to this Agreement represents and warrants with respect to itself or himself that it or he is duly authorized to execute, deliver and perform this Agreement, that this Agreement has been duly executed by such signatory, and that this Agreement is a legal, valid and binding agreement of such signatory, enforceable against such signatory in accordance with its terms.
[Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of the date first above written.

ALLIANCE SEMICONDUCTOR CORPORATION

/s/ N. Damodar Reddy

By: N. Damodar Reddy
Its: President and Chief Executive Officer

/s/ N. Damodar Reddy

N. Damodar Reddy
Address:

Fax:

/s/ C.N. Reddy

C.N. Reddy
Address:

Fax:

B. RILEY & CO., INC.

/s/ Bryant R. Riley

By: Bryant R. Riley
Its: Chairman

Address:

Fax:

/s/ Bryant R. Riley

Bryant R. Riley
Address:

Fax:

/s/ Sanford L. Kane

Sanford L. Kane
Address:

Fax:

/s/ Gregory E. Barton

Gregory E. Barton
Address:

Fax:

/s/ Juan A. Benitez

Juan A. Benitez
Address:

Fax:

/s/ Edward J. McCluskey

Edward J. McCluskey
Address:

Fax:

/s/ Alan B. Howe

Alan B. Howe
Address:

Fax:

/s/ Bob D’Agostino

Bob D’Agostino
Address:

Fax:

/s/ J. Michael Gullard

J. Michael Gullard
Address:

Fax:

Exhibit C
Press Release

COMPANY CONTACT:	ADDITIONAL CONTACT:	INVESTOR CONTACT:
N.D. Reddy	Bryant R. Riley/ Tom Kelleher	Kellie Nugent
Chairman, President, CEO and Interim CFO	B. Riley & Co., Inc.	Shelton Investor Relations
408-855-4900	310-966-1444	972-239-5119 Ext. 125
knugent@sheltongroup.com
ALLIANCE SEMICONDUCTOR AND B. RILEY & CO. END PROXY CONTEST;
AGREEMENT WILL BENEFIT ALL SHAREHOLDERS
ANNUAL MEETING POSTPONED
SANTA CLARA, CALIFORNIA — October 18, 2005 — Alliance Semiconductor Corporation (Nasdaq: ALSC), and B. Riley & Co, Inc. (“Riley & Co.”), today announced that they have reached an agreement to end their proxy contest.
Pursuant to an agreement entered into last night, the Alliance Semiconductor board of directors (the “Board”) will be expanded to seven members and shall include all of the nominees proposed by B. Riley & Co. Specifically, the Company’s new directors shall include Bryant R. Riley, Alan B. Howe, Bob D’Agostino, and J. Michael Gullard (the “New Riley Nominees”.)
Pursuant to the terms of the agreement, effective immediately, three individuals previously serving as directors of the Company have resigned, and the Board is currently comprised of Bryant R. Riley, N. Damodar Reddy, J. Michael Gullard and C.N. Reddy. Automatically upon compliance by the Company with Rule 14f-1 of the Securities and Exchange Commission, the Board will consist of the following seven (7) members: Bryant R. Riley, J. Michael Gullard, Bob D’Agostino, Alan B. Howe, Edward J. McCluskey N. Damodar Reddy and, C.N. Reddy (the “New Board”).
Also as part of the agreement, Alliance Semiconductor announced that its annual meeting of stockholders will be held on December 2, 2005. The board of directors will consist of seven members, and the nominees for election to the board at the annual meeting will be the members of the New Board. The record date for determining stockholders eligible to participate in the annual meeting will be November 1, 2005.
Bryant Riley said, “We are very pleased to have reached this agreement with Alliance Semiconductor and strongly believe that it is in the best interests of all Alliance Semiconductor stockholders, customers and employees. I appreciate the willingness of the
Alliance Semiconductor board of directors to facilitate an orderly resolution to the proxy contest. I look forward to working with the new board members and the employees for the benefit of all stockholders.”
N. Damodar Reddy, who will continue as Chairman, stated, “We are pleased to have reached this settlement with Riley & Co. We are confident that it is in the best interests of all of our stockholders, customers and employees. It is time to end the dispute and refocus the Company’s efforts toward creating value for stockholders.” Mr. Reddy concluded, “I
Alliance Semiconductor
2575 Augustine Drive • Santa Clara, CA 95054 • P: 408-855-4900 • F: 408-855-4999 • www.alsc.com want to thank all of our employees for their constant support and dedication to our business during this period. I also want to thank our departing directors for their service to the Company and its stockholders.”
Forward-Looking Statements
Except for historical information, the above statements of this press release are forward-looking statements. Forward-Looking Statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the Forward-Looking Statements. These risks and uncertainties include such factors, among others, as further significant price erosion of the Company’s products; continued significantly decreased demand and increased competitive environment for the Company’s products; the possibility of additional deficiencies in the Company’s internal controls over financial reporting; the Company’s potential status as an Investment Act of 1940 reporting company; obsolescence of the Company’s products; further accumulation of excess inventory or price erosion or obsolescence of existing inventory, any of which may result in charges against the Company’s earnings; inability to timely ramp up production of and deliver new or enhanced products; inability to successfully recruit and retain qualified technical and other personnel; adverse developments in current or future litigation or administrative proceedings; further diminution in value of investments made by Alliance or by Alliance Venture Management, LLC; cancellation of orders in the Company’s backlog and the risk factors listed in the Company’s periodic reports filed with the Securities and Exchange Commission, which are available through the Company’s home page at http://www.alsc.com. These forward-looking statements speak only as of the date of this press release; they are based on management’s estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or to reflect any change in events, conditions or circumstances on which any such forward-looking statement is based.
About Alliance Semiconductor Corporation
Alliance Semiconductor Corporation (Nasdaq:ALSC) is powering applications with high performance solutions for the communications, computing and consumer electronics markets. Utilizing advanced process technologies and design expertise, Alliance provides leading OEMs with a broad portfolio of complementary technologies including analog and mixed-signal products, chip-to-chip connectivity products, networking controllers and high-performance memories. Alliance addresses the complete needs of system developers by leveraging its proprietary advances in Electromagnetic Interference (EMI) reduction, power management and timing technology, HyperTransport™ I/O connectivity and specialized memory solutions for next-generation applications. Founded in 1985, Alliance is headquartered in Santa Clara, California with design centers in Bangalore and Hyderabad, India. The Company is publicly traded on NASDAQ with ticker symbol ALSC. Additional information is available on the Alliance Web site at www.ALSC.com.
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